

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

David Roman
President and Chief Executive Officer
Acutus Medical, Inc.
2210 Faraday Avenue, Suite 100
Carlsbad, California 92008

> **Re: Acutus Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 9, 2022**
> **File No. 333-268730**

Dear David Roman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alan Denenberg, Esq.